September 12, 2018

Via EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attention:    Ms. Effie Simpson
Ms. Melissa Raminpour

Re:    Live Nation Entertainment, Inc.
Form 10-K for the Year Ended December 31, 2017
Form 10-Q for the Period Ended June 30, 2018
Form 8-K/A filed on July 18, 2018
File No. 001-32601

Ms. Simpson and Ms. Raminpour:

Set forth below is the response of Live Nation Entertainment, Inc. (“Live Nation” or the “Company”) to the comments of the Securities and Exchange Commission’s (the “SEC”) staff (the “Staff”) contained in your letter dated August 28, 2018 with respect to the Company’s Form 10-K for the year ended December 31, 2017, Form 10-Q for the period ended June 30, 2018 and Form 8-K/A filed on July 18, 2018. For your convenience, the comments provided by the Staff have been included herein together with Live Nation’s responses.

The Company hopes that this letter is helpful and responsive to your requests. If you have any questions or comments to these responses, please do not hesitate to contact me directly at (713) 693-2626.

Very truly yours,

/s/ Brian J. Capo
Brian J. Capo
Senior Vice President and Chief Accounting Officer

cc:    Michael Rapino, President and Chief Executive Officer
Kathy Willard, Executive Vice President and Chief Financial Officer
Michael Rowles, Executive Vice President and General Counsel

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Form 10-K for the Year Ended December 31, 2017

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Segment Operating Results, page 32

Comment 1. We note that direct operating expenses increased significantly and in a higher proportion as compared to the percentage increase in revenue for each of your segments and on a consolidated basis. Please revise your disclosures in future filings to separately discuss direct operating expenses and to quantify and discuss factors responsible for changes pursuant to Item 303 of Regulation S-K. As part of your revised disclosure for direct operating expenses and for your existing expense discussion, please quantify each material component when a change is attributed to more than one factor. For example, you state that certain increases were “primarily” attributed to one factor, or "partially offset" by another factors, or you cite several other factors responsible for the change. In your response, please provide us with an example of the disclosure to be included in future filings. Refer to SEC Release No. 33-8350.

Response: The Company provides variance explanations for material changes in revenue and material events affecting operating income (loss) separately on a segment level. Material unusual or infrequent events and known trends or uncertainties specifically related to direct operating expenses are included in the segment discussions under the caption “operating results” when the increase or decrease in direct operating expenses is not directly correlated to the increase or decrease in revenue. Pursuant to Item 303 of Regulation S-K and SEC Release No. 33-8350, the Company is not required to provide a line-by-line analysis of each financial statement line item as it would be duplicative to the operating results discussion provided for each segment.

The following summary addresses each segment’s increase in direct operating expenses for the 2017 year as compared to the 2016 year:

•
The Concerts segment’s direct operating expenses increased 28%, which the Company considers reasonable in comparison to the 26% increase in revenue. Overall, revenue increased by $1.6 billion and direct operating expenses increased by $1.4 billion. The increase in direct operating expenses was directly related to the increase in revenue, as higher concerts revenue drove an increase in artist fees and other event-related expenses. There was not a material event or transaction that was unusual or infrequent in nature associated with the increase in direct operating expenses in the period.

•
The Company addressed the increase in direct operating expenses for the Sponsorship & Advertising segment with the statement in the operating results discussion that the operating income increase was driven by “new sponsorship programs, net of higher fulfillment costs.”

•
The Ticketing segment’s direct operating expenses increased 22%, which the Company considers reasonable in comparison to the 17% increase in revenue. Overall, revenue increased by $0.6 billion and direct operating expenses increased by $0.2 billion. The increase in direct operating expenses was directly related to the increase in revenue, as higher ticket volume and fees drove an increase in credit card fees and other direct costs. There was not a material event or transaction that was unusual or infrequent in nature associated with the increase in direct operating expenses in the period.

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The Company quantifies material changes in revenue and operating results that do not arise from its ongoing business or for material events that are considered unusual or infrequent such as acquisitions, foreign currency exchange rate impacts, legal settlements and impairments, among other events. In an effort to provide a clear presentation of the Company’s revenue and operating results, as outlined in SEC Release No. 33-8350, the Company generally does not quantify each component impacting the ongoing business as it believes that the additional information makes the discussion difficult to follow and does not provide a more meaningful analysis of the Company’s or a segment’s operating results.

Form 10-Q for the Period Ended June 30, 2018

Note 8 - Revenue Recognition, page 15

Comment 2. We note your disclosure that over 95% of the total Concerts revenue is recognized on the day of the event. Please identify the performance obligations in your contracts for
Concerts revenue. Additionally, identify the performance obligation(s) that is(are) not recognized on the day of the event. In your response, please provide us with further details and support for timing of revenue recognition and the amounts recognized for the periods presented for the following revenue streams: artist management and/or commissions, event promotion, and venue sponsorship.

Response: The performance obligations identified in the Company’s contracts for Concerts revenue include delivering the event for which the fan has purchased a ticket, selling concessions and merchandise at those events, providing a venue to a third-party for the event, creating and selling merchandise for music artists to retailers and directly to consumers via the internet and providing advisory services to artists or clients to secure agreements to maximize his or her earnings potential from concert tours, appearances, endorsements, recording and publishing. The performance obligations noted above that are not recognized on the day of the event include creating and selling merchandise for music artists to retailers and directly to consumers via the internet and advisory services to artists or clients to secure agreements including endorsements, recording and publishing.

For event promotion revenue, the customer is the fan who purchases a ticket for the event, buys concessions and merchandise at the event and purchases a parking space for the event. The ticket revenue and all other ancillary revenue streams associated with an event are dependent upon the event occurring as scheduled. As a result, the Company’s performance obligation of producing or delivering an event to the fan is not complete until the event takes place. Similar to event promotion, revenue from the rental of the Company’s owned or operated venues is dependent upon completion of the Company’s performance obligation of making the venue available for use on the date of the customer’s event. Revenue recognized for the event promotion business for the three months ended June 30, 2018 and 2017 was $2.3 billion and $2.2 billion, respectively, and for the six months ended June 30, 2018 and 2017 was $3.3 billion and $3.0 billion, respectively.

The majority of the Company’s artist management agreements for advisory services have no term or enforceable rights that would entitle the artist manager to consideration in exchange for the advisory services provided until the client or artist generates earnings. As a result, revenue from an artist manager’s advisory services is typically recognized when the artist or client fulfills his or

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her underlying obligation, such as performing a concert, generating the earnings that the artist manager has a right to receive a commission for. Revenue recognized for the artist management business for the three months ended June 30, 2018 and 2017 was $0.1 billion and $0.1 billion, respectively, and for the six months ended June 30, 2018 and 2017 was $0.1 billion and $0.1 billion, respectively. The Company did not disaggregate this revenue as it was not considered significant in relation to total revenue for the Concerts segment.

Revenue from venue sponsorship is included in the Sponsorship & Advertising segment rather than the Concerts segment, although it was inadvertently mentioned as part of the Concerts revenue recognition discussion (this will be revised in future filings).

The remaining revenue not discussed above related to the Company’s retail merchandise business is not considered significant.

Comment 3. Your disclosure on page 15 indicates that you no longer present payments to certain third parties as an expense and now reflect these payments as a reduction of revenue. Please further explain to us the nature of this change from gross to net reporting. Additionally, revise your Ticketing revenue disclosure to clarify whether you recognize revenue on a gross or net basis for (1) tickets sold for third-party clients and secondary market sales and (2) tickets sold for the Company's concert events. Please refer to ASC 606-10-15-12.

Response: The Ticketing segment is an agency business that sells tickets on behalf of its clients, which include arenas, stadiums, festival and concert promoters, professional sports franchises and leagues, college sports teams, performing arts venues, museums and theaters. The ticket fee revenue recognized by the Ticketing segment is generated solely from convenience and order processing fees.

Based on the three principal indicators included in ASC 606 to assess whether the Company is acting as principal (booked gross) or agent (booked net), the Company has concluded that the Ticketing segment, whether selling tickets for third-party clients, the Company’s concert events, or secondary market sales is acting as an agent and therefore, has only recorded the revenue associated with convenience and order processing fees. The Ticketing segment does not recognize the face value of the tickets as revenue. This accounting treatment is not a change from legacy U.S. Generally Accepted Accounting Principles (“GAAP”) and has been reflected consistently over the years.

However, ASC 606 includes new discussion and further clarifications on how customers should be identified. Specifically, the guidance could require the identification of multiple customers in transactions depending upon facts and circumstances. This concept was not previously outlined in the legacy GAAP. In addition, although not clearly stated in ASC 606, the examples and implementation guidance provided by the Financial Accounting Standards Board showed that in transactions where there is a principal, an end customer and an agent facilitating transfer of goods, the principal in the transaction is considered to be a customer of the agent along with the end customer.

Based on that guidance, the Company concluded that its Ticketing segment has multiple customers which are the fan (end customer) who purchases a ticket and the Ticketing segment’s clients. This

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view is a change from the past view that the client is the supplier rather than a customer, which was based on the fact that the client does not directly generate revenue and only supplies the venue and ticket inventory to sell to the fan. Therefore, in accordance with ASC 606, the Company no longer presents certain payments to ticketing clients as an expense but now reflects these payments as a reduction of revenue.

The Company will add the following disclosure in future filings: The Ticketing segment is acting as an agent on behalf of its clients and records revenue arising from convenience and order processing fees, regardless of whether these fees are related to tickets sold in primary or secondary markets, and regardless of whether these fees are associated with the Company’s concert events or third-party clients’ events. The Ticketing segment does not record the face value of the tickets as revenue.

Form 8-K/A filed on July 18, 2018

Explanatory Note, page 1

Comment 4. We note that you filed audited and interim financial statements and pro forma financial statements for your equity method investment in Rock City S.A. Please explain why you furnished this information, as it appears to be akin to the reporting requirements of Rule 3-05 of Regulation S-X versus Rule 3-09 of Regulation S-X. In your response, please provide us your analysis on how you determined you are not required to consolidate this investment pursuant to ASC Topic 810.

Response: The Company furnished the financial information in accordance with Item 9.01 of Form 8-K, which refers registrants to Rule 3-05 of Regulation S-X to determine the periods for which the financial statements of the acquired business should be provided. The Company’s May 2018 acquisition of a 50% interest in Rock City S.A. was considered significant when applying the significant subsidiary calculation as outlined in Rule 1-02(w) of Regulation S-X. Rule 3.05(a)(1)(i) states that financial statements are required when the consummation of a business combination accounted for as a purchase has occurred or is probable (for purposes of this rule, the term “purchase” encompasses the purchase of an interest in a business accounted for by the equity method). Section 2405.4 of Topic 2 of the SEC Financial Reporting Manual notes that the acquisition of an investment accounted for using the equity method represents the acquisition of a business for reporting purposes and is subject to Rule 3-05 rather than Rule 3-09 of Regulation S-X.

With regards to the analysis through which we concluded that we are not required to consolidate Rock City S.A., all operating decisions of the investment are determined by a majority vote of the equity holders, including hiring, firing, and setting the compensation of management responsible for both implementing the day-to-day operations of the entity as well as approving and amending the annual budget and business plan. Additionally, none of the Company’s call options are currently exercisable and consequently would not constitute a transfer of voting rights. The Company does not control the majority vote, and therefore does not have a controlling financial interest and is not required to consolidate under ASC Topic 810.
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